Contact

www.linkedin.com/in/vito-gambini-ba53587 (LinkedIn)
www.closdelatech.com (Company)

Top Skills

Business Analysis
Hospitality
Event Planning

Languages

Italian

Vito Gambini

President, Clos de la Tech Winery
Carlsbad, California, United States

Summary

Performance-driven Manager ⇒ High-energy Leadership ⇒ Increased Profits

Having led Vincor USA's first on premise division from inception to one of the most important cost centers of this international wine companies P & L.

As an accomplished and multi-award winning restaurant operator in the 90's, my interests led to a career in the wine/beverage industry where I've inspired teams of companies to achieve goals and develop new wine brands. My diverse experience includes new sales management initiative at Laetitia Winery with +$ EBITDA outcome, a conceptualized new luxury wine portfolio at Westerly Vineyards, and people leadership at upstart Sage Beverages LLC.

Quoted by media including Wine Spectator and Food Arts, I've continued to serve as a voice in the industry on topics including the wine and food culture in America.

Examples of career initiatives and profit results:

• Pioneered U.S. marketing campaign to promote and become a leader in Stelvin closures with Kim Crawford wines in 2001

• Toasted Head sales in leading U.S. restaurants receives Impact Hot Brand award

• 325% annual growth at key market distributor partners

• Innovator of the year for wine and spirits at Spectrum Inc.

• New AVA pioneer of newly recognized appellation – Happy Canyon, Santa Ynez

Experience

Clos De La Tech Winery

6 years 8 months

President
February 2023 - Present (1 year 11 months)
Santa Cruz, California

Managing Director
May 2018 - Present (6 years 8 months)
Santa Cruz, California

Bespoken Spirits Inc.

Member Board Of Directors
May 2019 - Present (5 years 8 months)
Menlo Park, California, United States

Team SNW, LLC

Vice President of Operations
2018 - Present (6 years)
TJ's Highland Steakhouse, Oshkosh, WI

Clos De La Tech proprietors Valeta and TJ Rodgers owns a hospitality company in Oshkosh, WI where I oversee a new 100 seat upscale steakhouse called TJ's Highland Steakhouse. In addition to the steakhouse, Team SNW, LLC is a hospitality company which includes the Oshkosh Country Club, TJ's Harbor Restaurant and Destination Oshkosh vacation rentals.

GRUPPO GAMBINI, LLC

Owner
June 2016 - June 2018 (2 years 1 month)
Carlsbad, CA

Innovative sales and marketing for privately owned wineries and their principals

Sage Beverages

Executive Vice President/Partner
June 2013 - June 2016 (3 years 1 month)

Manager of all on premise accounts, brand manager and leadership of portfolio managers

Crown Point Vineyards
President & COO
2012 - August 2013 (1 year)
New Ownership of the Westerly brand (Jan 2013)

Producers of limited production hand crafted wines from small estate vineyard lots in Santa Barbara county

Westerly Vineyards
President
January 2010 - January 2012 (2 years 1 month)
Santa Ynez

Sold Westerly to TTT Vineyards, LLC January 2012

Leucadia Cellar and Estates LLC
Senior U.S. Director of Sales
2009 - 2010 (1 year)

Import and marketing company of southern hemisphere wine estates

Laetitia Vineyard & Winery
Vice President of Sales
2006 - 2008 (2 years)

Manage sales and marketing nationally

Vincor USA
Director of National Accounts
1999 - 2006 (7 years)

Managed all on premise sales nationally

Education

Greystone, St. Helena
Certificate of Culinary Sciences, Culinary Science/Culinology · (1996 - 1998)

San Diego Mesa College

Associate’s Degree, Finance and Financial Management Services · (1978 - 1980)